FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated April 30, 2014 entitled “AFP PROVIDA S.A. reports its results for the period ended March 31, 2014”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 2, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 2, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer

Item 1

For immediate release

Contact:
María Paz Yañez
Chief Financial Officer
Phone: (56-2) 2351 1483
E-mail: myanezm@provida.cl

Santiago, Chile – April 30, 2014 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2014. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended March 31, 2014

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2014

Ü
In the first quarter of 2014 (1Q14), the Company recorded a profit of Ch$30,062.1 million, lower by Ch$48,914.4 million as compared to the profit recorded in the first quarter of 2013 (1Q13) due to 1Q13 included profits generated from the sale of equity interests held in the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru (Ch$53,321.4 million, net of taxes). Where the gain on sale was isolated the profit would have been increased in 17.2% as compared to the first quarter of 2013.

Ü
Regarding the recurring business, revenues grew by Ch$2,338.0 million in the first quarter of 2014 sustained by higher fees collected (Ch$2,716.3 million or 6.7%) due to higher mandatory contributions as the growth observed in taxable salary base.

Ü	Operating expenses increased by Ch$2,894.2 million in 1Q14, due to higher employee expenses (Ch$1,156.1 million) and higher miscellaneous other operating expenses (Ch$1,005.0 million).

Ü
Higher employee expenses were due to larger staff referred to both the internalization of task previously outsourced intended to improve the customer service level and reinforcement of our distribution model.

Ü	Miscellaneous other operating expenses rose by Ch$1,005.0 million, mainly due to higher data processing and marketing expenses as part of our brand and customer service reinforcement campaign.

Ü
Depreciation and amortization expenses item decreased by Ch$399.9 million due to lower amortization expenses as part of the write down of software made in the last quarter of 2013 in connection with our systems update.

Ü	Profits from equity accounted associates decreased by Ch$611.6 million, due to lower profits generated by AFC I as this entity ceased operations in October 2013.

Ü	Income tax expense declined by Ch$12,882.1 million, mainly due to higher tax expenses for the sale of equity interests held in foreign associates in 1Q13.

Ü	AFP Genesis (Ecuador), a consolidated subsidiary of AFP Provida, contributed in a profit of Ch$210.6 million in 1Q14, a 58.0% decline as compared to the same quarter in 2013.

Ü
As of March 31, 2014, Provida continues leading the Chilean pension fund industry with a total of US$45,226.6 million of assets under management, equivalent to a market share of 28%. Additionally, Provida is also a leader in terms of clients with an average portfolio of 3.3 million participants and 1.8 million of contributors, equivalent to market shares of 35% and 33%, respectively.

MAIN BUSINESS DRIVERS AS OF MARCH 2014

Business Drivers	Mar-14		Market Share
Average number of participants	3,324,987	(1)	34.7%	(1)
Average number of contributors	1,762,080	(1)	32.6%	(1)
Average number of pensioners	690,632		38.2%

Average salary base (US$ Millions)	1,632.0	(1)	27.1%	(1)
AUM (US$ Million)	45,226.6		27.9%
Average real return of Pension Fund (Cum Mar14)	2.56%
Pension Fund Type A real return (Cum Mar14)	2.12%
Pension Fund Type B real return (Cum Mar14)	2.37%
Pension Fund Type C real return (Cum Mar14)	2.78%
Pension Fund Type D real return (Cum Mar14)	2.58%
Pension Fund Type E real return (Cum Mar14)	2.27%

Other Variables	Mar-14		Market Share
Average number of branches	58		27.4%
Average number of administrative employees	1,166		26.0%	(2)
Average number of sales agents	796		28.9%	(2)

(1) Figures and Market Share as of February 2014	(2) Market Share as of December 2013

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST QUARTER OF 2014

According to the latest available information, the monthly economic activity index (IMACEC) grew by 2.9% in February 2014 as compared to the same month in 2013. The higher dynamism exhibited by mining and retail trade were the main factors boosting such result.

Regarding foreign trade balance it shows a surplus of US$1,620.0 million in first quarter of 2014, given the increase in exports. This surplus was higher than the deficit (US$557.8 million) showed in the same period in 2013.

In 1Q14, cumulative exports were US$19,526.6 million, a 4.5% increase as compared to 1Q13. This increase was partly driven by the growth of mining exports (representing 54% of total exports), mainly higher copper exports (6%), and manufacturing exports (representing 35% of total exports) related to increased exports in foods (12%) and metal products, machinery and equipment (57%).

Likewise, cumulative imports were US$17,906.6 million, dropping by 7.0% as compared to 1Q13. This decrease was caused by lower intermediate goods imports (representing 55% of total imports) mainly for lower oil (10%) and chemicals (13%). Additionally, there were lower imports of capital goods (representing 17% of total imports) principally other transport vehicles (60%) and mining and construction machinery (51%).

The Consumer Price Index (CPI) had a 1.5% cumulative increase in the first three months of 2014. The variation was mainly the outcome of growth in Transport (3.0% with an effect of 0.43 p.p.), Education (4.9% with an effect of 0.40 p.p.), and Utilities (1.7% with an effect of 0.24 p.p.), which were partially offset by the drop observed in Communications (-1.0% with an effect of- 0.05 p.p.).

Regarding the Monetary Policy Interest Rate (TPM), the Central Bank in its monthly monetary policy meeting held on April 17, 2014, decided to keep the TPM at 4.0% annual (after two consecutive cuts of 25 basis points in February and March). The Central Bank report confirms the outlook of recovery of the developed economies; while a moderate growth in emerging markets remain. Local economic indicators confirm the low dynamism of output and demand. While the annual CPI inflation has risen to 3.5%, influenced by higher prices of foodstuffs and fuels, together with the depreciation of the peso. Inflation expectations remain around 3% in the relevant monetary policy horizon.

In relation to the labor market, the mobile quarter December2013 - February2014 recorded an unemployment rate of 6.1%, recording a nil variation with respect to the previous quarter, but dropping 0.1 percentage points in twelve months. Both, labor force and occupation increased by the same percentage (2.7%). By occupational categories, the self-employed sector further increased (9.4%) becoming the highest boost in total employment followed by the salaried sector (1.2%). By occupational activities, the increase in employment focused on the Commerce sector followed by Social Services, Health and Real Estate.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first quarter of 2014, the Company recorded a profit of Ch$30,062.1 million, a decrease of Ch$48,914.4 million or 61.9% as compared to the profit recorded in the same quarter in 2013. This result was triggered by the fact that in 1Q13 equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru were sold, thus gains (Ch$53,321.4 million, net of taxes) were recognized. It is important to note that when isolating the gain on sale of these investments the increase in profit would have been 17.2%.

Regarding the recurring business, higher revenues of Ch$2,338.0 million (5.4%) were recorded in 1Q14 boosted by higher fee income (Ch$2,716.3 million or 6.7%) due to increased mandatory contributions stemming from a higher taxable salary base. However, this result was slightly offset by lower other revenues of Ch$378.3 million mainly due to both lower financial revenues from the life and disability insurance contract, and lower revenues from the subsidiary Genesis in Ecuador.

Operating expenses increased by Ch$2,894.2 million explained by higher employee expenses (Ch$1,156.1 million) due to larger staff that primarily affected wages and salaries, benefits and incentives, and higher miscellaneous other operating expenses (Ch$1,005.0 million) mainly due to higher data processing and marketing expenses as part of our brand and customer service reinforcement campaign.

Depreciation and amortization expenses decreased by Ch$399.9 million in 1Q14 as compared to 1Q13 mainly due to lower amortization expenses as part of the write down of software made in the last quarter of 2013 in connection with our systems update.

Non-operating result decreased by Ch$66,583. 3 million mainly explained by the one-time gain recognized in the sale of foreign investments in 1Q13 and lower profits from equity accounted associates of Ch$611.6 million as our investee AFC I ceased operations in October 2013.

Income tax expense decreased by Ch$12,882.1 million, mainly due to 1Q13 included taxes paid on the sale of equity interests held in foreign associates (AFORE Bancomer in Mexico and AFP Horizonte in Peru).

In 1Q14, earnings per share (each ADR represents fifteen shares) were Ch$90.74 as compared to Ch$238.37 obtained in 1Q13. As of March 31, 2014, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2013.

Revenues

Revenues were Ch$45,515.3 million in the first quarter of 2014, an increase of Ch$2,338.0 million or 5.4% as compared to 2013, an evolution explained as follows:

•
Fee income was Ch$43,548.0 million in the first quarter of 2014, a Ch$2,716.3 million (6.7%) increase as compared to 2013 mainly due to higher mandatory contributions (Ch$2,633.9 million) given the growth observed in taxable income of contributors.

As a result of the growing trend exhibited by fee income previously mentioned, Provida has maintained its leading position in the pension industry with average market shares of 35% in terms of number of participants, 33% in terms of contributors and 27% in terms of salary base as of February 2014. In term of assets under management, Provida’s market share was 28% as of March 31, 2014. In figures, the average number of contributors was 1,777,446, the monthly average salary base was US$1,613.0 million and assets under management amounted to US$45,226.6 million as of March 31, 2014.

•
Other revenues were Ch$1,967.3 million in 1Q14, lower by Ch$378.3 million (16.1%) with respect to 1Q13. This result was basically attributable to lower financial revenues of Ch$307.6 million from the life and disability insurance contract. In addition, the period recorded lower operating revenues of Ch$201.1 million from our subsidiary AFP Genesis in Ecuador.

Mandatory investments

Gains from mandatory investments were of Ch$9,069.1 million in 1Q14, an increase of Ch$4,943.0 million or 119.8% with respect to 1Q13. As of March 2014, the weighted average nominal return of pension funds was 3.87% as compared to 1.93% obtained in the same period in 2013. The main contributions were Fund Type C (46% of the gains) with a nominal return of +4.10% and Fund Type D (18% of the gains) with a nominal return of +3.89%.

The nominal return obtained during the 1Q14 is related to positive fixed income investment return due to higher yield obtained in debt and convertible debt securities invested abroad and positive returns in domestic fixed income securities. Additionally, variable income investment return had a positive performance for better results in stock markets both foreign and domestic.

Life and disability insurance premium

The life and disability insurance premium recorded an expense of Ch$17.0 million in 1Q14, a negative variance of Ch$733.1 million as compared to the gain recorded in 1Q13.

The gain recognized in 1Q’13 was for the reversal of the provision for lower costs of claims as compared to what was effectively paid while by the end 1Q’14 the insurance contract was settled keeping the levels of reserves provisioned during that period.

Employee expenses

Employee expenses amounted to Ch$10,718.1 million in the first quarter of 2014, an increase of Ch$1,156.1 million or 12.1% with respect to the same quarter in 2013. Such result is detailed as follows:

•
Wages and salaries of administrative personnel were Ch$5,598.4 million in 1Q14, increasing by Ch$576.4 million or 11.5% as compared to 1Q13. This result was primarily attributable to a larger staff maintained during the year, due to the internalization of task previously outsourced intended to improve the customer service level.

Average administrative staff of Provida amounted to 1,166 workers in 1Q14, a 12.8% increase from the average administrative staff of 1.034 in 1Q13. Total administrative staff as of March 31, 2014 was 1,042, a 12.9% increase over 1,176 total staff as of March 31, 2013.

•
Wages and salaries of sales personnel were Ch$4,373.1 million in the first quarter of 2014, a Ch$885.0 million or 25.4% increase as compared to the same quarter in 2013. Such increase was mainly caused by higher variable remunerations due to higher level of sales and higher fixed remunerations and benefit allowances due to larger staff maintained in 1Q14.

In figures, the average number of sales employees was 796 workers in 1Q14, a 15.8% increase with respect to the staff maintained in 1Q13 (688 sales agents). Total sales employees as of March 31, 2014 were 664, an increase of 11.1% over 738 total staff as of March 31, 2013.

•
Short-term benefits to employees were Ch$746.6 million in the first quarter of 2014, a Ch$80.6 million or 12.1% increase as compared to the same period in 2013 mainly due to increased performance bonuses.

•
Severance indemnities were nil in 1Q14, a positive variance of Ch$386.0 million with respect to the expense recorded in 1Q13. The lay-off accrued at the end of prior year were effective during the 1Q14.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$1,780.6 million in the first quarter of 2014, a Ch$399.9 million or 18.3% decrease with respect to 1Q13. This variation is explained as follows:

•
Amortization expense was Ch$1,290.3 million in 1Q14, a Ch$340.0 million or 20.9% decrease with respect to 1Q13. This decrease was due to the write down of software made in the last quarter of 2013 in connection with our systems update.

•	Depreciation expense was Ch$490.3 million in 1Q14, a Ch$59.9 million or 10.9% decrease with respect to 1Q13. This result was mainly the outcome of lower depreciation of hardware.

Impairment losses

During 1Q14 impairment losses of Ch$17.9 million were recognized for certain receivables in our subsidiary AFP Genesis while no impairment losses were recognized in 1Q13.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$8,532.6 million in the first quarter of 2014, an increase of Ch$1,005.0 million or 13.4% with respect to first quarter of 2013 due to the following:

•	Data processing expenses were Ch$1,836.6 million in the first quarter of 2014, an increase of Ch$880.0 million or 92.0% with respect to the same quarter in 2013. This increase was mainly due to higher expenses incurred in our information systems update as part of our plan to improve customer quality service levels.

•
Marketing expenses were Ch$809.3 million in 1Q14, an increase of Ch$315.1 million or 63.8% with respect to 1Q13. This increase was primarily due to brand reinforcement campaign such as brochures and customer satisfaction research surveys and higher costs for issuing quarterly mandatory contribution/saving statements to our participants.

•
Administration expenses were Ch$5,190.2 million in 1Q14, a decrease of Ch$160.9 million or 3.0% as compared to 1Q13. This positive deviation was primarily due to lower expenses in advisories services received from former related parties and lower outsourcing services (e.g., call center) received.

•
Other operating expenses were Ch$696.5 million in 1Q14, lower by Ch$29.2 million or 4.0% with respect to first quarter of 2013. This decrease was due to lower per diem compensations paid to the Board of Directors given the fewer number of Directors receiving per diem.

Financial income (expenses)

Financial income (expense) was Ch$402.2 million in first quarter of 2014, a decrease of Ch$280.7 million with respect to the same quarter in 2013, mainly due to lower investments portfolio as compared to the higher investment levels showed in 1Q13 from the proceeds received from the sale of equity interests held in foreign associates.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$845.7 million in 1Q14, a Ch$611.6 million or 42.0% decrease with respect to 1Q13. This variance was mainly attributable to the gains generated by AFC I in 1Q13, which ceased its operations in October 2013. The loss recorded in 1Q14 by AFC I as a result of its liquidation process was partially offset by higher gains obtained from the associate PreviRed.

Company	Country	1Q14	1Q13	Change	%
		(Millions of Chilean pesos, except percentages)

AFC	Chile	(10.1)	697.0	(707.1)	-101.4%
DCV	Chile	16.6	32.2	(15.6)	-48.4%
Previred	Chile	839.2	728.1	111.0	15.3%
TOTAL		845.7	1,457.3	(611.6)	-42.0%

The other related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry.

Exchange differences

Exchange differences recorded gains for Ch$16.6 million in the first quarter of 2014, a Ch$104.1 million decrease with respect to the same period in 2013. This result was attributable to higher balances denominated in U.S. dollars in 1Q13 mainly for the proceeds received from the sale of equity interest held in foreign associates were received in dollars.

Other non-operating revenues

Other non-operating revenues were Ch$925.0 million in 1Q14, a decrease of Ch$65,527.8 million as compared to 1Q13. This result was basically attributable to higher pre-tax profits from the sale of equity interests held in the associates AFORE Bancomer in Mexico (Ch$38,755.2 million) and AFP Horizonte in Peru (Ch$26,833.9 million) included in 1Q13.

Other non-operating expenses

Other non-operating expenses were Ch$89.7 million in the first quarter of 2014, increasing by Ch$41.9 million with respect to the first quarter of 2013. This result was basically due to a higher provision constituted regarding the disability benefits obligation acquired in the merger process with AFP Unión and higher write-offs related to costs incurred in branch offices due to the rebranding process.

Income tax expense

Income tax expense was Ch$5,550.9 million, a decrease of Ch$12,882.1 million or 69.9% as compared to the same quarter in 2013. The positive variance was mainly attributable to the tax expenses related to the sale of equity interest held in AFORE Bancomer (Ch$6,021.0 million) and AFP Horizonte (Ch$6,246.7 million).

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$413,780.8 million as of March 31, 2014, an increase of Ch$40,125.9 million or 10.7% with respect to December 31, 2013, as explained below:

•
Current assets as of March 31, 2014 were Ch$109,491.8 million, increasing by Ch$30,470.4 million or 38.6% with respect to December 31, 2013. This result was primarily attributable to higher cash and cash equivalent balance of Ch$22,119.7 million, due to cash inflows generated by the recurring business during the first quarter of 2014.

In addition, there were higher receivables from current taxes of Ch$5,950.3 million due to higher monthly provisional payments and higher trade and other receivables of Ch$2,652.4 million mainly referred to the recoverability of the technical reserve from the life and disability insurance contract that was settled on March 31, 2014.

•
Non-current assets amounted to Ch$304,289.0 million as of March 31, 2014, an increase of Ch$9,655.6 million or 3.3% with respect to December 31, 2013. This variation was driven by higher mandatory investments of Ch$10,869.3 million due to both normal contributions made by contributors and the positive overall return by pension funds during the quarter; and also for higher investment equity balances due to gains from equity accounted associates of Ch$881.1 million, mainly from Previred. The above was partially offset by lower intangible assets balance (Ch$1,017.5 million) due to amortization of the period for the customer lists and decreased property, plant and equipment (Ch$754.2 million), due to sales of certain properties.

Liabilities

Total liabilities amounted to Ch$150,528.1 million as of March 31, 2014, an increase of Ch$18,880.1 million or 14.3% with respect to December 31, 2013, as explained as follows:

•	Current liabilities were Ch$112,546.3 million as of March 31, 2014, rising by Ch$17,299.8 million or 18.2% with respect to December 31, 2013.

This increase is explained by higher trade and other payables of Ch$15,973.7 million mainly related to (i) increased minimum legal dividends equivalent to 30% of profits generated in 1Q14; (ii) increased pensions payable; and (iii) the liability referred to the technical reserve from the life and disability insurance contract that was settled on March 31, 2014. In addition to above, there were higher current tax payables of Ch$3,390.0 million related to the profit recorded in 1Q14.

The latter was partially offset by lower provisions of Ch$1,949.8 million, primarily referred to the use of the 2013 provisions for profit bonuses that were paid in 1Q14 and for vacations taken by employees in 1Q14.

•
Non-current liabilities were Ch$37,981.7 million as of March 31, 2014, an increase of Ch$1,580.3 million or 4.3% with respect to December 31, 2013. This result was mainly due to higher deferred tax liabilities of Ch$1,568.2 million, related to gains from mandatory investments during the quarter.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$263,252.8 million as of March 31, 2014, increasing by Ch$21,245.8 million or 8.8% with respect to December 31, 2013. This increase is due to the recognition of profits and minimum dividends for 1Q14.

Exchange rate

As of March 31, 2014, the exchange rate was Ch$551.18 per dollar, while at the same date in 2013, it was Ch$472.03 per dollar. In 1Q14, the Chilean peso depreciated by 5.06% against the dollar, while in 1Q13 the Chilean peso appreciated by 1.65%.

COMPREHENSIVE INCOME STATEMENT

	1Q14	1Q13	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	45,515.3	43,177.3	2,338.0	5.4%
Gain on mandatory investments	9,069.1	4,126.1	4,943.0	119.8%
Life and disability insurance premium expense (less)	(17.0)	716.1	(733.1)	-102.4%
Employee expenses (less)	(10,718.1)	(9,562.0)	(1,156.1)	12.1%
Depreciation and amortization (less)	(1,780.6)	(2,180.5)	399.9	-18.3%
Impairment losses (less)	(17.9)	-	(17.9)
Miscellaneous other operating expenses (less)	(8,532.6)	(7,527.6)	(1,005.0)	13.4%
Finance costs (less)	(4.9)	(5.8)	0.8	-14.0%
Income (loss) from investments	402.2	682.9	(280.7)	-41.1%
Share of the profit (loss) from equity accounted associates	845.7	1,457.3	(611.6)	-42.0%
Exchange differences	16.6	120.7	(104.1)	-86.2%
Other non-operating income	925.0	66,452.8	(65,527.8)	-98.6%
Other non-operating expenses (less)	(89.7)	(47.7)	(41.9)	87.8%

PROFIT (LOSS) BEFORE TAX	35,613.1	97,409.6	(61,796.6)	-63.4%

Income tax expense	(5,550.9)	(18,433.1)	12,882.1	-69.9%
Profit (loss) after tax from continuing operations	30,062.1	78,976.6	(48,914.4)	-61.9%

PROFIT (LOSS)	30,062.1	78,976.6	(48,914.4)	-61.9%

STATEMENT OF FINANCIAL POSITION

	3/31/2014	12/31/2013	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	109,491.8	79,021.5	30,470.4	38.6%
Non-current assets	304,289.0	294,633.4	9,655.6	3.3%

TOTAL ASSETS	413,780.8	373,654.9	40,125.9	10.7%

Current liabilities	112,546.3	95,246.5	17,299.8	18.2%
Non-current liabilities	37,981.7	36,401.4	1,580.3	4.3%

Shareholders' Equity	263,252.8	242,006.9	21,245.8	8.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	413,780.8	373,654.9	40,125.9	10.7%

CASH FLOW STATEMENT

	1Q14	1Q13	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	22,980.3	12,401.0	10,579.3	85.3%
Cash flow from (used in) operations	28,789.4	23,043.8	5,745.6	24.9%
Cash flow from (used in) other operating activities	(5,809.0)	(10,642.8)	4,833.7	-45.4%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(961.2)	108,875.1	(109,836.2)	-100.9%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	100.5	(192.7)	293.2	152.2%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	22,119.7	121,083.3	(98,963.7)	-81.7%